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                                 United States
                       Securities and Exchange Commission
                              Washington, DC 20549

                                    FORM 6-K
                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

        Date of Report (Date of earliest event reported):  June 30, 2000

                       Commission File Number 000-27663

                             SATYAM INFOWAY LIMITED
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                (Translation of registrant's name into English)

                               Republic of India
                (Jurisdiction of incorporation or organization)

                              Maanasarovar Towers
              271-A, Anna Salai, Teynampet, Chennai 600 018, India
                                (91) 44-435-3221
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F. Form 20F  X   Form 40 F _______
                                            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ______  No   X
               -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.
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Item 2.   Acquisition of Assets.

     On June 30, 2000, Satyam Infoway Limited ("Satyam Infoway" or the "Company") completed its acquisition of IndiaWorld Communications Pvt. Ltd. ("IndiaWorld Communications") in a part cash and part stock transaction.
Satyam Infoway paid Rs.2,154 million (approximately $48 million) in cash and issued 268,500 equity shares for the remaining 75.5% of the outstanding shares of IndiaWorld Communications. As a result of the two-step acquisition of IndiaWorld Communications, goodwill amounting to Rs.4,980 million (approximately $111 million) has been recorded by the Company which is to be amortized over five years. The equity shares issued to the former IndiaWorld stockholders are not listed in India and under present law are not convertible into ADRs. The completion of the transaction is more fully described in the press release attached as Exhibit 99.1 and incorporated herein by reference.

     On November 29 1999, Satyam acquired 24.5% of the outstanding shares of IndiaWorld Communications for Rs.1,222 million (approximately $28 million) in cash. In connection with the acquisition, the former shareholders of IndiaWorld Communications granted the Company an option to acquire the remaining 75.5% of the outstanding shares of IndiaWorld Communications for a cash purchase price of Rs.3,767 million (approximately $87 million) exercisable between April 1, 2000 and September 30, 2000. Also on November 29, 1999, Satyam Infoway paid a nonrefundable cash deposit of Rs.513 million (approximately $12 million) towards the exercise of the option. In June 2000, the parties amended the option agreement to provide for the payment of the exercise price by Satyam Infoway with a mix of equity shares and cash. A copy of the Share Purchase Agreement (the "Agreement") is attached as Exhibit 10.1 and incorporated by reference herein. The foregoing description of certain terms of the Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement.

     Satyam Infoway had previously made publicly available audited financial statements for Indiaworld for each of the fiscal years ended March 31, 1999, 1998 and 1997 and unaudited financial statements for the nine month period ended September 30, 2000 by including those financial statements in its Registration Statement on Form F-1 (file no. 333-96111) at pages F-21 through F-35 of that Registration Statement.

Item 5.  Other Events.

     On July 11, 2000, Satyam Infoway announced its consolidated U.S. GAAP results for the fiscal quarter ended June 30, 2000. A copy of the related press release is attached as Exhibit 99.2 and incorporated herein by reference.
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                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: July 12, 2000                    SATYAM INFOWAY LIMITED



                                       By:  /s/ T.R. Santhanakrishnan
                                            -------------------------
                                            Name:  T.R.  Santhanakrishnan
                                            Title: Chief Financial Officer
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                                 EXHIBIT INDEX



Exhibit Number      Description
--------------      -----------

10.1 Share Purchase Agreement, dated as of June 30, 2000, by and among Rajesh Jain, Bhavana R. Jain, C.M. Jain Impex and Investments Private Limited, Satyam Infoway Limited and IndiaWorld Communications Private Limited.

99.1                Press Release dated July 3, 2000.

99.2                Press Release dated July 11, 2000.